SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Ener-Core, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

29272A107

(CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☑     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272A107	13G	Page 2 of 8 Pages

1	Names of Reporting Persons Jeneration Capital Master Fund
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
	7	Sole Dispositive Power
	8	Shared Dispositive Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.99% (See Item 4)*
12	Type of Reporting Person CO

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) is based on the blocker. Without the blocker, the percentage in row (11) would be 11%. However, as more fully described in Item 4, the securities reported in rows (5), (7), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7), and (9).

CUSIP No. 29272A107	13G	Page 3 of 8 Pages

1	Names of Reporting Persons Jeneration Capital Management
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
	7	Sole Dispositive Power
	8	Shared Dispositive Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.99% (See Item 4)*
12	Type of Reporting Person CO

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) is based on the blocker. Without the blocker, the percentage in row (11) would be 11%. However, as more fully described in Item 4, the securities reported in rows (5), (7), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7), and (9).

CUSIP No. 29272A107	13G	Page 4 of 8 Pages

1	Names of Reporting Persons Jimmy Ching-Hsin Chang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
	7	Sole Dispositive Power
	8	Shared Dispositive Power 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000 shares of Common Stock 125,000 shares of Common Stock issuable upon exercise of warrants (See Item 4)*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.99% (See Item 4)*
12	Type of Reporting Person IN

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) is based on the blocker. Without the blocker, the percentage in row (11) would be 11%. However, as more fully described in Item 4, the securities reported in rows (5), (7), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7), and (9).

CUSIP No. 29272A107	13G	Page 5 of 8 Pages

Item 1(a).   Name of Issuer:

Ener-Core, Inc. (“Company”)

Item 1(b).   Address of Issuer’s Principal Executive Offices:

9400 Toledo Way, Irvine, California, USA 92618

Item 2(a).   Name of Persons Filing:

This statement is filed by the entities and person listed below, who are collectively referred to herein as “Reporting Persons”, with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

I.	Jeneration Capital Master Fund

II.	Jeneration Capital Management (the “Investment Manager”), with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, Jeneration Capital Master Fund to which the Investment Manager serves as investment manager.

III.	Jimmy Ching-Hsin Chang (“Mr. Chang”), with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by Jeneration Capital Master Fund. Mr. Cheng is the principal of the Investment Manager.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is:

c/o Jeneration Capital Advisors (Hong Kong) Limited, 20/F, One IFC, 1 Harbour View Street, Central, Hong Kong.

Item 2(c).  Citizenship:

I.	Cayman Islands

II.	Cayman Islands

III.	United States

Item 2(d).  Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).  CUSIP Number:

29272A107

CUSIP No. 29272A107	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentage set forth in Row 11 of the cover page for each Reporting Person is based on the Blocker (as defined below). Pursuant to the terms of the reported warrants (the “Reported Warrants”), the Reporting Persons cannot exercise any of the Reported Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person assumes the exercise of the Reported Warrants subject to the Blocker.

Without the Blocker, the percentage in Row 11 would be 11%. This percentage is based on (i) 2,464,160 shares of Common Stock issued and outstanding as of September 30, 2015, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015 and (ii) 625,000 shares of Common Stock and 312,500 shares of Reported Warrants to be issued as of December 30, 2015, as represented in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2015, and assumes the exercise of Reported Warrants and does not give effect to the Blocker.

CUSIP No. 29272A107	13G	Page 7 of 8 Pages

The Investment Manager, which serves as the investment manager to Jeneration Capital Master Fund, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, Jeneration Capital Master Fund. Mr. Chang, as principal of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, Jeneration Capital Master Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Mr. Chang hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29272A107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

January 7, 2016
(Date)

Jeneration Capital Master Fund
BY:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Director

Jeneration Capital Management
BY:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Director

/s/ Jimmy Ching-Hsin Chang
Jimmy Ching-Hsin Chang